Exhibit 99.1

58.com to Hold Extraordinary General Meeting of Shareholders

BEIJING, Aug. 7, 2020 /PRNewswire/ —58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place for classifieds, today announced it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on September 7, 2020 at 10:30 a.m. (Beijing time), at Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing, China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) , dated June 15, 2020, among the Company, Quantum Bloom Group Ltd, an exempted company with limited liability incorporated under the law of the Cayman Islands (“Parent”), and Quantum Bloom Company Ltd, an exempted company with limited liability incorporated under the law of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the Merger, Merger Sub will merge with and into the Company and cease to exist, with the Company being the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”). If consummated, the Merger would result in the Company becoming a privately held company and its American depositary shares (each representing two Class A ordinary shares, par value US$0.00001 per share) (the “ADSs”) would no longer be listed or traded on any stock exchange, including the New York Stock Exchange and the Company’s ADS program would be terminated. In addition, the Company’s ADSs and Class A ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934 following the consummation of the Merger.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of the Board, composed solely of directors who are unaffiliated to the management of the Company, or to any person participating as a buyer or rollover shareholder in the Merger, authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, and recommends that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

Shareholders of record at the close of business in the Cayman Islands on August 14, 2020 will be entitled to attend and vote at the EGM and any adjournment thereof. ADS holders as of the close of business in New York City on August 10, 2020 will be entitled to instruct Citibank, N.A., the ADS depositary, to vote the Class A ordinary shares represented by the ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website www.sec.gov. Requests for additional copies of the definitive proxy statement should be directed to Morrow Sodali, the proxy solicitor, at +1 (800) 662-5200 (U.S. Toll-Free) or +1 (203) 658-9400 (Non-U.S. Direct), or by email at 58@investor.morrowsodali.com.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed Merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online market place for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Forward-looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com